Mail Stop 4561

July 10, 2009

Mr. Michael R. Burwell
Chief Financial Officer of General Partner for
Redwood Mortgage Investors VI, a California Limited Partnership
900 Veterans Blvd., Suite 500
Redwood City, CA  94063

      **Re:**    **Redwood Mortgage Investors VI, a California Limited Partnership**
              **Form 10-K for the year ended December 31, 2008**
              **File No. 0-17573**

Dear Mr. Burwell:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

General

1.  We note that, on pages 2 and 4, you incorporate certain information from your prospectus filed with your registration statement on Form S-11 in 1987 and supplement filed in 1989 for Parts I, II, III, and IV of the Form 10-K. Please file all relevant pages from your prospectus as an exhibit to the Form 10-K. Refer to Instruction G of Form 10-K and Rule 12b-23(a)(3) of the Exchange Act. See also the Division's Compliance and Disclosure Interpretations on Exchange Act Forms, Question 104.11. Also revise page 2 of the Form 10-K to include all sections of the 10-K that incorporate by reference.

2.  It appears that your disclosure in the business section and other Parts of the Form 10-K, in which you incorporate by reference information from 1987 and 1989, should be updated. In future filings, please update these sections to include the disclosure required by Form 10-K and the applicable item requirements in Regulation S-K. For example, please describe in greater detail the partnership's general business, management's compensation, and related transactions. Please tell us how you intend to comply.

Business, page 4

3.  Please tell us the typical maturity terms of your loans and the percentage that are interest only. Similar disclosure should be provided in future filings.

4.  Please provide us with a discussion of the regulatory oversight your business operations are subject to. Similar disclosure should be provided in future filings.

Market for the Registrant's "Limited Partnership Units," page 9

5.  We note the disclosure of your dividends on a percentage basis. Please tell us the actual amount of dividends declared per unit and provide similar disclosure in future filings.

Item 7- Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 12

6.  We note your disclosure indicates that recent trends in the economy have been taken into consideration in your process of arriving at the allowance for loan losses. Explain to us and clarify in future filings with some specificity how the recent trends in the economy impacted your analysis of the present value of future

cash flows from loans.  In your response, please share any significant changes you have made to assumptions related to estimating collections on loans, the valuation of collateral and the effective interest rate used to discount cash flows to present value.

Related Parties, page 13

7.  We note that a portion of the fees chargeable to the general partners or their affiliates were waived.  Please tell us if such waiver was needed in order for you to have sufficient funds to declare your dividends or satisfy withdrawal requests.  Also, tell us the criteria used to determine the amounts waived.  Please provide similar disclosure in future filings.

Allowance for Losses, page 16

8.  We note that the four loans past due owe interest payments of $428,578.  On page 19 of your Form 10-Q for the period ended March 30, 2009, we note there were three loans past due with owing payments of $321,090.  Please tell us the aggregate principal amounts of those loans and whether they are secured by first, second, or third deeds of trust.  Also, tell us your intention with these four loans.  To the extent similar delinquencies are experienced, similar disclosure should be provided in future filings.

9.  We note that the partnership entered into two workout agreements during the past year and three such agreements for the period ended March 30, 2009.  You disclose the typical workout arrangement.  Please tell us the modifications made in those workouts and how that impacts your cash flow.  To the extent workouts are made in future periods, please provide similar disclosure in future filings.

Liquidity and Capital Resources, page 17

10.  We note your disclosure of withdrawals by limited partners.  Please tell us if you have been able to satisfy all withdrawal requests in the last fiscal year.  If not, please quantify the amount not satisfied and tell us the order that you will use to determine how the remaining request are filled.  To the extent applicable, please provide similar disclosure in future filings.

Financial Statements

Note 5 – Real Estate Held, page 36

11.  You disclose that in December 2008 you, along with two other affiliates, sold your only property to an affiliate of Redwood Mortgage Corp. for the property's current market value, and that you recognized a gain of $645,590 on the sale.  It

appears that this sale was between entities under common control; in light of this, please tell us what consideration you gave to recording the difference between the sale price and your carrying amount as a capital contribution.

Item 15 – Exhibits and Financial Statement Schedules

12. We note that most of the exhibits listed on page 48 are incorporated by reference from your Form S-11 registration statement. Please advise us whether any of these exhibits have been modified since they were filed with the registration statement. See Rule 12b-32(b) of the Exchange Act.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Jessica Barberich, Assistant Chief Accountant at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Staff Attorney, at (202) 551-3386 or me at (202) 551-3233 with regard to legal comments.

Sincerely,

Tom Kluck
Branch Chief